SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3) Scientific Games Corporation (Name of Issuer) Class A Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

0533223 10 1 (CUSIP Number)

Barry F. Schwartz MacAndrews & Forbes Holdings Inc. (Formerly Known as Mafco Holdings Inc.) 35 East 62nd Street New York, New York 10021 (212) 572-8600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 12, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
MacAndrews & Forbes Holdings Inc. (Formerly known as MAFCO Holdings Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	¨
			(b)	ý

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			¨

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
22,115,090 Shares

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
None; See Item 5

	9	SOLE DISPOSITIVE POWER
22,115,090 Shares

	10	SHARED DISPOSITIVE POWER
None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,115,090 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.14%; See Item 5

14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
SGMS Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	¨
			(b)	ý

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			¨

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
22,115,090 Shares

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
None; See Item 5

	9	SOLE DISPOSITIVE POWER
22,115,090 Shares

	10	SHARED DISPOSITIVE POWER
None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,115,090 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.14%; See Item 5

14	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer

     This Amendment No. 3 (this “Amendment”) to the statement on Schedule 13D originally filed by MacAndrews & Forbes Holdings Inc. (“M&F”) and SGMS Acquisition Corporation (“SAC”) on November 26, 2003 relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 3. Source and Amount of Funds or Other Consideration

     The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     As described in Item 5 of this Amendment, on February 12, 2007, SAC acquired 200,000 shares of Common Stock in a block purchase at a purchase price of $30.2742 per share. M&F and SAC obtained the $6,054,840 aggregate purchase price for these shares of Common Stock from cash on hand.

Item 4. Purpose of Transaction

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), because of the increase in market price of the Common Stock, the expiry or termination of the waiting period under the HSR Act was a prerequisite to the acquisition of any additional shares of Common Stock by M&F or SAC. Accordingly, M&F filed a Notification and Report Form with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act, disclosing that it or SAC may seek to acquire additional shares of Common Stock. The waiting period under the HSR Act with respect to any such acquisition was terminated on February 9, 2007.

     As described in Item 5 of this Amendment, on February 12, 2007, SAC acquired additional 200,000 shares of Common Stock in a block purchase. SAC acquired these shares of Common Stock for investment purposes.

     Depending upon market conditions and other factors, M&F or SAC may seek to acquire additional Common Stock through open market purchases, block purchases or otherwise.

Item 5. Interest in Securities of the Issuer

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On February 12, 2007, SAC acquired 200,000 shares of Common Stock in a block purchase. According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, there were, as of November 7, 2006, 91,608,161 shares of Common Stock issued and outstanding. Based on the foregoing, SAC has sole voting power and sole dispositive power over 22,115,090 shares of Common Stock, representing 24.14% of the Common Stock. Because SAC is a wholly-owned subsidiary of M&F, M&F may be deemed to have beneficial ownership of those shares of Common Stock.

     Pursuant to its director compensation policies, on January 3, 2006, the Issuer granted to each of the New Directors 4003 restricted stock units. Pursuant to that grant, on January 3, 2007, 800 ownership of shares of Common Stock vested in each of the New Directors. The balance of the awards vest in four equal installments on each of January 3, 2008, 2009, 2010 and 2011. Each restricted stock unit converts into a share of Common Stock on a one-for-one basis.

     In addition, pursuant to its director compensation policies, on January 2, 2007, the Issuer granted to each of the New Directors 3,612 restricted stock units. The awards vest in five equal installments beginning on January 2, 2008. Each restricted stock unit converts into a share of Common Stock on a one-for-one basis.

     Except as described above, neither SAC nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock during the past 60 days.

SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: February 12, 2007

MACANDREWS & FORBES HOLDINGS INC.

By: /s/ Barry F. Schwartz

Name: Barry F. Schwartz
Title: Executive Vice President and
General Counsel

SGMS ACQUISITION CORPORATION

By: /s/ Barry F. Schwartz

Name: Barry F. Schwartz
Title: Executive Vice President and
General Counsel